UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Ameritrans Capital Corporation

(Name of issuer)

9 3/8% Cumulative Participating Redeemable Preferred Stock (face value $12.00)

(Title of class of securities)

03073H207

(CUSIP number)

Robert C. Ammerman (617) 478-9612 c/o Capital Resource Partners, 31 State Street, Boston, MA 02109

(Name, address and telephone number of person authorized to receive notices and communications)

December 9, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D	Page 2 of 5 Pages

CUSIP No. 03073H207
1	Names of reporting persons. Robert C. Ammerman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 51,497 shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 51,497 shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 51,497 shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 17.17%
14	Type of reporting person (see instructions) IN

Page 2 of 5 pages

Schedule 13D

Item 1.	Security and Issuer.

This statement relates to the 9  3/8% Cumulative Participating Redeemable Preferred Stock (face value $12.00) (the “Preferred Stock”), of Ameritrans Capital Corporation (the “Issuer”), having its principal executive office at 50 Jericho Quadrangle, Suite 109, Jericho, NY 11753.

Item 2.	Identity and Background.

(a) This statement is being filed by Robert C. Ammerman (“Mr. Ammerman”).

(b) – (c) The business address of Mr. Ammerman is c/o Capital Resource Partners, 31 State Street, Boston, MA 02109. Mr. Ammerman is the managing partner of Capital Resource Partners, an investment management firm.

(d) During the five years prior to the date hereof, Mr. Ammerman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the five years prior to the date hereof, Mr. Ammerman has not been and is not now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Ammerman is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Ammerman, personally and through self-directed retirement accounts, is the owner of 51,497 shares of Preferred Stock of the Issuer (the “Record Shares”). Mr. Ammerman acquired the Record Shares with approximately $450,000 in personal funds.

Item 4.	Purpose of Transaction.

(a) – (j) Mr. Ammerman acquired the Record Shares for investment purposes. Mr. Ammerman may from time to time purchase additional shares of Preferred Stock but otherwise has no plans or proposals with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) Mr. Ammerman, personally and through self-directed retirement accounts, is the record and beneficial owner of the Record Shares (i.e., 51,497 shares of Preferred Stock).

The Record Shares represent 17.17% of the Preferred Stock of the Issuer, which percentage is calculated based upon 300,000 shares of Preferred Stock reported to be outstanding in the Issuer’s Current Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2010.

Page 3 of 5 pages

(b) Number of shares as to which Mr. Ammerman has:

(i)	sole power to vote or to direct the vote:

51,497 shares

(ii)	shared power to vote or direct the vote:

0 shares

(iii)	sole power to dispose or to direct the disposition:

51,497 shares

(iv)	shared power to dispose or to direct the disposition:

0 shares

(c) Between December 9, 2010 and December 14, 2010, Mr. Ammerman acquired 40,570 shares of Preferred Stock in open market transactions at a price of $9.00 per share.

(d) Not applicable.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangement, understandings or relationships between Mr. Ammerman and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

None.

Page 4 of 5 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2010

/s/ Robert C. Ammerman
Robert C. Ammerman

Page 5 of 5 pages